Mail Stop 4561

March 4, 2009

Dr. Stanton D. Sloane
President and Chief Executive Officer
SRA International, Inc.
4300 Fair Lakes Court
Fairfax, VA 22033

> **Re:** **SRA International, Inc.**
> **Form 10-K For Fiscal Year Ended June 30, 2008**
> **Form 10-Q For Fiscal Quarter Ended December 31, 2008**
> **File No. 001-31334**

Dear Dr. Sloane:

We have reviewed your response letter dated January 27, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 29, 2008.

Form 10-K For Fiscal Year Ended June 30, 2008

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

1. Your response to prior comment 11 notwithstanding, we believe that the purpose of determining whether a disposition of a business is a discontinued operation under paragraph 42 of SFAS 142 is to determine if the related activity should be presented outside of income from continuing operations. It appears that if you do not satisfy the definition under paragraph 42 of SFAS 145 the related gain should be included in income from continuing operations. We believe that paragraph 45 applies to asset disposal groups that are a component but do not meet the criteria of a discontinued operation. In future filings you should reclassify the "Gain from sale of Constella Futures Holding" within operations.

2.   Your analysis of why Futures does not qualify as a discontinued operation is supported by two factors. First, you state the company will continue to generate revenue under contracts for similar services. Explain why you believe that the services are similar. See footnote 2 of EITF 03-13. Second, you state that you continue to pursue future work with USAID. Explain why you believe that pursuing future work represents a migration of services. See Example 5 of EITF 03-13. In this regard, it does not appear that USAID has terminated its contracts and mitigated those service contracts to you. Please advise.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Three Months Ended December 31, 2008 Compared to Three Months Ended December 31, 2007

Revenue, page 26

3.   We note your representation provided in response to prior comment 6 to quantify the impact of each of the factors contributing to a material change in your results of operations. However, we note that in your discussion of revenues in the above-cited Form 10-Q you did not quantify the offsetting revenues derived from growth in your U.S. services business nor did you address the factors contributing to such growth. Moreover, we note that your reference to your "U.S. services business" appears to be a term used to distinguish it from your international services business, though it does not appear that you have fully addressed how your international expansion resulting from recent acquisitions has impacted your business. Please tell us what consideration you gave to these matters and confirm that you will provide more robust quantitative and qualitative disclosure regarding changes in your results of operations in future filings.

Selling, General and Administrative Expenses, page 26

4.   You disclose that Era generally has higher marketing and sales and research and development costs, contributing a 50 basis point and 40 basis point increase, as a percentage of revenue, in selling, general and administrative expenses, for the three and six months ended December 31, 2008, respectively. Please clarify for us and disclose in future filings why Era has higher marketing and sales and research and development costs. To the extent the additional costs relate to the factors described in the risk factor referenced in prior comment 16, please discuss those factors in reasonable detail.

Item 6. Exhibits, page 40

Exhibits 31.1 and 31.2

5.   We have reviewed your response to comment 13. We note, however, that paragraph 4(d) still does not conform exactly to the language provided in Item 601(b)(31)(i) of Regulation S-K. Please confirm that you will provide conforming disclosure in future filings.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Maryse Mills-Apenteng, Staff Attorney, at (202) 551-3457. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief